SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                IBX Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   449229103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


  Kevin W. Dornan, Esquire, 5185 Southeast 20th Street, Ocala, Florida 34471,
                           Telephone: (352) 694-6661
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 6 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.449229103                       13D                   Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       The Calvo Family Spendthrift Trust
                                   59-6849665
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                       PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Florida

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                                   10,500,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

   OWNED BY                             N/A
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                   10,500,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                                       N/A
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                   10,500,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
                                       N/A
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                    25.127%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                                   OO (Trust)
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.449229103                       13D                   Page 3 of 6 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.


                                  Common Stock
   IBX Group, Inc., 350 Northwest 12th Avenue, Deerfield Beach, Florida 33442
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)        The Calvo Family Spendthrift Trust

     (b)        1941 Southeast 51st Terrace, Ocala, Florida 34471

     (c)        Family Trust

     (d)        None

     (e)        None

     (f)        Florida

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

                                 Personal Funds
                                    $146,000

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a) On December 19, 2001, iBX Group, Inc. the Issuer settled litigation involving its wholly owned subsidiary, PriMed Technologies, Inc., a Florida corporation ("PriMed"), as a result of which, a material change in control has occurred. The dispute involved the failure of PriMed to pay the Bonds. Pursuant to the terms of the settlement, the Calvo Family Spendthrift Trust purchased $46,000 worth of the Bonds converted their Bonds into 5,031,250 shares of the Issuer's common stock.

          On December 19, 2001, the Issuer concluded a private placement of $200,000 in units comprised of an aggregate of 10,937,500 shares of common stock, class A warrants entitling the holders to purchase up to 20,000,000 shares of the Issuer's common stock, subject to traditional antidilutive provisions, at an exercise price of $0.10 per share; and, class B warrants entitling the holders to purchase up to 20,000,000 shares of the Issuer's common stock, subject to traditional antidilutive provisions, at an exercise price of $0.20 per share. Half of the units were subscribed for by the Calvo Family Spendthrift Trust however, the Calvo Family Spendthrift Trust loaned their affiliate, Yankees, 468,750 of the shares subscribed to for purposes of providing year end bonuses to Yankees employees and consultants.

     (b)        N/A

     (c)        N/A

     (d) The parties to the settlement further agreed that the three designees of Yankees (acting on behalf of the Calvo Family Spendthrift Trust) would, be elected to vacancies on the Issuer's board of directors created by the resignations of Mr. Adam Cohen and Mr. Mitchell Hershey. Messrs. Cohen and Hershey did not resign as a result of any disputes or disagreements with the Issuer, but rather, solely to facilitate the settlement. They further agreed to enter into a three year shareholders' agreement pursuant to which the Bondholders, Mr. Brovenick, one of the Issuer's current directors; would vote all of his shares of the Issuer's common stock for the election of three designees of Yankees and three designees of Mr. Brovenick to the Issuer's board of directors, such designees to serve at the pleasure of the designating persons. Yankees' initial designees were Anthony Q. Joffe, Vanessa H. Lindsey and Kevin W. Dornan, Esquire, who were elected as directors on December 19, 2001. The shareholder agreement will be binding on all assignees of the signatories thereto, unless any of the shares subject to the shareholder agreement are sold in an open-market, brokered transaction.

     (e) Prior to the settlement the Issuer's total number of outstanding common shares was 14,187,497, conclduing settlement on December 19, 2001 the Issuer's total number of outstanding common shares is 41,787,497.

                                                               Page 4 of 6 Pages

     (f)        N/A

     (g)        N/A

     (h)        N/A

     (i)        N/A

     (j)        N/A

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)  10,500,000  25.127%

     (b)  10,500,000 Sole voting power and sole disposition

     (c) On December 19, 2001, the Calvo Family Spendthrift Trust pursuant to a settlement agreement with the Issuer purchased 5,031,250 shares of the Issuer's common stock for $0.0091428 per share , and 5,468,750 shares for $0.18285714 per share pursuant to a private placement. The Calvo Family Spendthrift Trust loaned their affiliate, Yankees, 468,750 of the shares subscribed to for purposes of providing year end bonuses to Yankees employees and consultants.

     (d)  N/A

     (e)  N/A

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On December 19, 2001, iBX Group, Inc. ("our Company") settled litigation involving its wholly owned subsidiary, PriMed Technologies, Inc., a Florida corporation ("PriMed"), as a result of which, a material change in control has occurred.

     The parties to the settlement agreement were our Company, PriMed, PriMed Technologies, L.C., a Florida limited liability company and affiliate of PriMed, Evan R. Brovenick, our Company's president and the president of PriMed ("Mr. Brovenick"); the Yankee Companies, Inc., a Florida corporation that had purchased PriMed convertible debt securities ("Yankees" and the "Bonds," respectively); the Calvo Family Spendthrift Trust, a Florida trust and affiliate of Yankees (the "CFST"), the Tucker Family Spendthrift Trust, a Florida trust and affiliate of Yankees (the "TFST"); and, Blue-Lake Capital Corp., a Florida corporation and affiliate of Yankees ("Blue Lake"). Yankees, the CFST, the TFST and Blue Lake are sometimes referred to collectively herein as the "Bondholders." The dispute involved the failure of PriMed to pay the Bonds.

     Pursuant to the terms of the settlement, all of the Bondholders who purchased $92,000 worth of the Bonds converted their Bonds into 10,062,500 shares of our Company's common stock, as follows: the CFST, 5,031,250 shares; the TFST, 2,843,750 shares; and, Blue Lake, 2,187,500 shares. The shares were issued pursuant to the exemption from registration under the Securities Act provided by Sections 4(2) and 3(a)(9) thereof and the parties acknowledged the restricted nature of the shares received. However, Jeffrey G. Klein, Esquire, our Company's securities counsel provided an opinion letter pursuant to the provisions of Commission Rule 144 ("Rule 144"), subsection (d)(3)(ii), the Rule 144 holding period for the shares commenced between January 17, 2001 and April 3, 2001, on the dates on which the Bonds were paid for. Upon delivery of the shares, all of the parties agreed to release each other from any and all claims of whatever kind or nature in connection with any transaction between them or any prior agreements or understandings, whether oral or written.

     The parties to the settlement further agreed that the three designees of Yankees (acting on behalf of all of the Bondholders) would, be elected to vacancies on our Company's board of directors created by the resignations of Mr. Adam Cohen and Mr. Mitchell Hershey. Messrs. Cohen and Hershey did not resign as a result of any disputes or disagreements with our Company, but rather, solely to facilitate the settlement. They further agreed to enter into a three year shareholders' agreement pursuant to which the Bondholders, Mr. Brovenick, one of our Company's current directors; would vote all of his shares of our Company's common stock for the election of three designees of Yankees and three designees of Mr. Brovenick to our Company's board of directors, such designees to serve at the pleasure of the designating persons. Yankees' initial designees were Anthony
Q. Joffe, Vanessa H. Lindsey and Kevin W. Dornan, Esquire, who were elected as directors on the date of this agreement (see biographical data below). The shareholder agreement will be binding on all assignees of the signatories thereto, unless any of the shares subject to the shareholder agreement are sold in an open-market, brokered transaction.

                                                               Page 5 of 6 Pages
Private Placement

     On December 19, 2001, our Company concluded a private placement of $200,000 in units comprised of an aggregate of 10,937,500 shares of common stock, class A warrants entitling the holders to purchase up to 20,000,000 shares of our Company's common stock, subject to traditional antidilutive provisions, at an exercise price of $0.10 per share; and, class B warrants entitling the holders to purchase up to 20,000,000 shares of our Company's common stock, subject to traditional antidilutive provisions, at an exercise price of $0.20 per share. Half of the units were subscribed for by the CFST and half by the TFST; however, the CFST and the TFST loaned their affiliate, Yankees, 937,500 of the shares subscribed to for purposes of providing year end bonuses to Yankees employees and consultants; consequently, the shares were issued to the following persons: the CFST, 5,000,000 shares; the TFST, 5,000,000 shares; Vanessa H. Lindsey, 250,000; Coast to Coast Financial Group, Inc., 250,000 shares; Kevin W. Dornan, 250,000 shares; Sally Stroberg, 50,000 shares; Nancy Molinari, 50,000 shares; Francine Frankel, 42,500 shares; Warren Hirt, 42,500 shares; and, Donna Whitacre, 2,500 shares.

     As a condition of issuing the shares to the foregoing persons, they agreed to vote their shares, for a period of five years from the date of this agreement, at any shareholders meeting for the purpose of electing directors, to elect Mr. Brovenick and two additional individuals chosen by Mr. Brovenick and to elect three designees of Yankees as directors, such obligations to be binding upon any assignee except if the shares are sold in an open market, brokered transaction

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Settlement agreement dated December 19, 2001

________________________________________________________________________________

                                                               Page 6 of 6 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  December 28, 2001

                                        ----------------------------------------
                                                         (Date)


                                                 /s/ Cyndi N. Calvo /s/
                                        ----------------------------------------
                                                       (Signature)


                                                  Cyndi N. Calvo,Trustee
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).